Exhibit H-1

Filing Under the Public Utility Holding Company Act
of 1935, as amended ("Act")

SECURITIES AND EXCHANGE COMMISSION

April ___, 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________, 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Entergy Corporation ("Entergy"), a Delaware corporation located at 639 Loyola Avenue, New Orleans, Louisiana 70113, and its subsidiary, EWO Marketing, L.P., located at 20 Greenway Plaza, Suite 500, Houston, Texas 77043 ("EWOM," Entergy and EWOM, collectively, the "Applicants"), have filed a post-effective amendment to an application-declaration under Sections 9(a) and 10 of the Act (the "Application").

Pursuant to the initial Commission order in this File, dated January 5, 2001 (the "Initial Order")1, Entergy joined with Koch Industries, Inc. ("Koch") to form Entergy-Koch, LP ("EKLP"). Entergy and Koch each own indirectly 50% of the general and limited partnership interests in EKLP. Until the fourth quarter of 2004 when EKLP sold its major businesses and operating assets, EKLP, through its subsidiaries (including Entergy-Koch Trading, L.P. ("EKT")), was engaged in physical and financial natural gas and power trading, and weather derivatives trading, in the United States, the United Kingdom, Western Europe, and Canada and EKLP's subsidiary, Gulf South Pipeline Company, LP (formerly Koch Gateway Pipeline Company) ("Gulf South"), was engaged in the gathering, transmission, and storage of natural gas in the Gulf Coast region.

In addition to approving the creation of EKLP, the Commission in its Initial Order, among other things, authorized Entergy to acquire, directly or indirectly, through the Authorization Period, up to $1.2 billion in energy-related, non-utility assets (including Gulf South) that are incidental to energy marketing and brokering activities.

As indicated above, in the fourth quarter of 2004, EKLP sold its energy trading and gas transportation/storage businesses to third parties. Nevertheless, Entergy continues to be actively involved in the energy commodities marketing, brokering, and services businesses, primarily through its non-utility nuclear and energy commodity services businesses. The Applicants now seek authorization for Entergy, directly or indirectly, to invest through December 31, 2007 (the "Authorization Period") up to $2.0 billion (which would include any unused investment authority under the Initial Order (the "Investment Limitation"))2 in energy assets in the United States, Canada and Mexico that would be incidental or related to Entergy's energy commodities businesses ("Energy Assets"), or in the securities of companies ("Energy Asset Companies") which own or will acquire such Energy Assets, either directly or indirectly. "Energy Assets" would include, without limitation, oil and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment; liquid oil reserves and storage facilities, and associated facilities; and liquefied or compressed natural gas facilities and equipment.3 Energy Asset Companies may also own, directly or indirectly, interests in one or more other businesses which Entergy is permitted or authorized under the Act to acquire and own, including, without limitation, (i) "exempt wholesale generators" under Section 32 of the Act ("EWGs"), (ii) "foreign utility companies" under Section 33 of the Act ("FUCOs" and, together with EWGs, "Exempt Companies"), (iii) "exempt telecommunications companies" under Section 34 of the Act, or (iv) companies engaged in one or more energy-related businesses of the type specified under Rule 58 of the Act ("Rule 58 Companies") (collectively, for purposes of the Application, together with Energy Asset Companies, the "Nonutility Companies"). However, Entergy would not invest in an Energy Asset Company unless substantially all of the consolidated total revenues of such Energy Asset Company were derived from Energy Assets and such other businesses in which Entergy is permitted or authorized under the Act to invest. In addition, if an Energy Asset Company owns interests in such other permitted businesses as well as Energy Assets, only the portion of Entergy's investment in the securities of such Energy Asset Company which is allocable to such Energy Assets shall apply against the Investment Limitation.4

Energy Assets or Energy Asset Companies may be acquired, in whole or in part, for cash, in exchange for common stock or other securities of Entergy (to the extent authorized by the Commission from time to time)5, or securities of Nonutility Companies, in consideration of the assumption of debt of the seller of Energy Assets or of an Energy Asset Company, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with any such acquisition, the aggregate market value of such securities on the date of issuance will be counted against the Investment Limitation. Likewise, the aggregate principal or face amount of securities issued by a Nonutility Company to finance such an acquisition, and of any debt assumed by a Nonutility Company as consideration in connection with such an acquisition for which there is recourse, directly or indirectly, to Entergy, also would count against the Investment Limitation. Under no circumstances will the Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause the acquiring company to be an "electric utility company" or a "gas utility company" as defined under the Act. As is the case with Gulf South, any Energy Asset Company (together with any of its affiliates not previously subject to the Act) acquired pursuant to the authorization in this File and which otherwise meets the conditions of Rule 16 will be entitled to an exemption from the Act pursuant to such rule.

It is the intention of the Applicants to acquire Energy Assets as and when market conditions warrant, whether through acquisitions (including acquisition by lease) of specific assets or groups of assets that are offered for sale, or by acquiring Energy Asset Companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, transportation and storage).

With respect to investments in Canada and Mexico, as in the United States, such Energy Assets would be incidental or related to and would assist Entergy and certain Nonutility Companies (including any energy commodities trading, marketing or brokering subsidiaries hereafter formed or acquired by Entergy) in connection with any energy commodities business undertaken by such subsidiaries in such countries. The Applicants believe that the request for authorization to invest in Energy Assets in Canada and Mexico is consistent with (i) the Commission's Initial Order in this File authorizing EKLP to engage in the energy commodity business in Canada, (ii) other recent Commission orders,6 (iii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact in the energy commodity business in such countries, and (iv) recent trends in energy policy as reflected in pending legislation in the United States Congress and administrative actions by U.S. regulatory authorities.

With reference to Section 10(f) of the Act, while the Applicants do not anticipate that any state commission would have jurisdiction over a proposed acquisition of Energy Assets or an Energy Asset Company, the Applicants cannot provide definitive assurances to that effect. Accordingly, with a view to potential circumstances where a state commission has jurisdiction over a proposed acquisition of Energy Assets or an Energy Asset Company ("State Jurisdictional Acquisitions"), the Applicants request that the Commission reserve jurisdiction over the proposed transaction solely in respect of any such State Jurisdictional Acquisition, pending in each case (1) the receipt of the required state commission authorization and the filing of a copy thereof as a supplement to the record in this proceeding, and (2) the issuance of a supplemental order of the Commission authorizing the State Jurisdictional Acquisition.

The Applicants may determine from time to time to transfer the securities or the assets of Nonutility Companies (including Energy Asset Companies), in whole or in part, to other direct or indirect Nonutility Companies, or to liquidate or merge such subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. The Applicants request authority to engage in such transactions, to the extent that they are not exempt under the Act,7 through the Authorization Period.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

[--------------------------]

[Deputy] Secretary

_________________________

1        See Holding Company Act Release ("HCAR") No. 27334 (Jan. 5, 2001).

2        As a result of the divestiture, through EKLP, of Gulf South, Entergy currently may invest up to the full $1.2 billion in Energy Assets or Energy Asset Companies authorized under the Initial Order.

3        "Energy Assets" also may include gas or coal reserves; a pipeline spur that is needed for deliveries of fuel to an industrial customer; and electric metering and customer electric equipment and associated facilities. See Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002).

4        Similarly, any portion of such investment allocable to Exempt Companies or Rule 58 Companies owned by such Energy Asset Company would be subject to the applicable investment limitations under Rule 53 (as modified by the Commission's order, dated June 13, 2000 (HCAR No. 27184) ("June 2000 Order")) and Rule 58, respectively. Under the June 2000 Order, Entergy currently may invest amounts up to 100% of its consolidated retained earnings in Exempt Projects. The Applicants are not seeking any authorization herein to invest in Rule 58 Companies in amounts exceeding the limit in Rule 58(a)(1).

5        See, e.g., Entergy Corporation, HCAR No. 27864 (June 30, 2004) (the "Entergy Financing Order"), in which Entergy is authorized to issue its common stock as consideration for the equity securities or assets of other companies or to use the proceeds of security issuances, in whole or in part, to make investments, in each case to the extent permitted or authorized by the Commission under the Act.

6        See, e.g., Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002); Cinergy Corp., HCAR No. 27393 (May 4, 2001).

7        In some cases, the sale of securities, assets or an interest in other businesses to an associate company may be exempt under Rule 43(b).